Exhibit 99.1

STAK Inc. Reports First Half 2025 Financial Results

Financial Highlights

●	Revenues were $17.0 million for the six months ended December 31, 2024 compared with $13.6 million for the six months ended December 31, 2023, representing an increase of 24.44%, primarily driven by the increase in demand for specialized oilfield equipment and increase in average sales price for specialized oilfield vehicles.

●	Gross profit was $5.2 million for the six months ended December 31, 2024, representing an increase of 33.63% from $3.9 million for the six months ended December 31, 2023, mainly driven by higher margin achieved in sales of specialized oilfield vehicles.

●	Research and development expenses increased by 52.71% to $1.5 million for the six months ended December 31, 2024 from $1.0 million for the six months ended December 31, 2023, as a result of our continued effort to develop new products and refine existing products.

●	Net income was $2.0 million for the six months ended December 31, 2024, representing an increase of 23.81% from $1.6 million for the six months ended December 31, 2023.

Semi-annual Financial Results as of December 31, 2024

Revenues

A detailed breakdown of revenues for the six months ended December 31, 2024 and 2023 is set forth below:

	For the six months Ended December 31,		Variance
	2024	2023	Amount	%
Sales of specialized oilfield equipment	$9,524,147	$5,488,146	$4,036,001	73.54%
Sales of specialized oilfield vehicle	5,619,775	3,550,672	2,069,103	58.27%
Service income from automation solutions	1,771,324	1,744,957	26,367	1.51%
Others	40,667	2,842,376	(2,801,709)	(98.57)%
Total	$16,955,913	$13,626,151	$3,329,762	24.44%

Our revenues for the six months ended December 31, 2024 and 2023 were $17.0 million and $13.6 million, respectively. The 24.44% increase in revenues was mainly driven by the increase in demand for specialized oilfield equipment and increase in average sales price for specialized oilfield vehicles and partially offset by the decrease in demand for sales of raw materials and parts.

Sales of specialized oilfield equipment increased by $4.0 million, or 73.54%, to $9.5 million for the six months ended December 31, 2024 from $5.5 million for the six months ended December 31, 2023. The increase was mainly due to our decision to expand production capacity of higher-pricing specialized oilfield equipment in order to allocate more resources towards research and development for our new specialized oilfield equipment products with higher profit margins, given that all specialized oilfield equipment shares the same production facilities. Such transformation resulted in a 49.83% increase in the sales volume and a 15.82% increase in the average sales price of specialized oilfield equipment for the six months ended December 31, 2024, compared to the same period for the six months ended December 31, 2023.

We design and manufacture the equipment and components, then outsource them to qualified specialized vehicle manufacturing companies to integrate and produce specialized oilfield vehicles, and the vehicles are sold by us externally. Sales of specialized oilfield vehicles increased by $2.0 million, or 58.27%, to $5.6 million for the six months ended December 31, 2024 from $3.6 million for the six months ended December 31, 2023. The increase was mainly due to our decision to optimize product portfolio. We used to produce and sell large quantities of lower unit price vehicles to improve our efficiency of inventories’ turnover for the six months ended December 31, 2023. While for the six months ended December 31, 2024, we keep focusing on produce and sell vehicles with higher price, which resulted in the declining sales volume of 175 of specialized oilfield vehicles for the six months ended December 31, 2024, compared to 2,236 to the same period for the six months ended December 31, 2023. We produced higher selling price and higher margin specialized oilfield vehicles, resulting in the average unit sales price of specialized oilfield vehicles increased from $1,588 to $32,113, or 1922.23% for the six months ended December 31, 2024.

We provide customers with automation solutions services, including software development or customized function development on customers’ system, testing, debugging and other automation solutions services with respect to specialized equipment used in the oilfield. The service revenue remained stable at $1.8 million for the six months ended December 31, 2024, compared to $1.7 million in the corresponding period of 2023. Because we earned cultivate positive word-of-mouth recommendations within the oilfield industry and a good reputation in the market. We have potential to keep the revenue relatively stable. But we still are not expecting to achieve such trend in service income from automation solutions continuously as we are going to focus our research and development efforts on our own vehicle products.

Other revenue derives primarily from sales of parts and materials, such as integrated circuits, box iron and backlight panel, etc. Our revenue generated from others decreased by $2.80 million, or 98.57%, to $0.04 million for the six months ended December 31, 2024 from $2.84 million for the six months ended December 31, 2023. We sold chassis parts of $2.83 million for the six months ended December 31, 2023.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of raw materials, depreciation, maintenance, and other overhead expenses. Our cost of revenues increased by $2.1 million, or 20.77%, to $11.8 million for the six months ended December 31, 2024 from $9.7 million for the six months ended December 31, 2023. The increase in cost was mainly due to the increase in revenues of 24.44%.

Gross profit and gross profit margin

	For the six months ended December 31, 2024		For the six months ended December 31, 2023
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
Sales of specialized oilfield equipment	$2,851,447	29.94%	$1,807,947	32.94%
Sales of specialized oilfield vehicles	1,812,766	32.26%	689,686	19.42%
Service income from automation solutions	599,461	33.84%	779,304	44.66%
Others	(67,502)	(165.99)%	611,608	21.52%
Total gross profit	$5,196,172	30.65%	$3,888,545	28.54%

Gross profit increased by $1.3 million, or 33.63%, to $5.2 million for the six months ended December 31, 2024 from $3.9 million for the six months ended December 31, 2023. Gross profit margin slightly increased from 28.54% for the six months ended December 31, 2023 to 30.65% for the six months ended December 31, 2024. The increase in both gross profit and gross profit margin was mainly driven by higher margin achieved in sales of specialized oilfield vehicles, which was partially offset by the decreasing unsustainable sales of our parts and materials.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of commission.

Our selling and marketing expenses have been steadily maintained at $0.6 million for the six months ended December 31, 2024 and 2023. The observed revenue expansion reflects our management team’s direct business development efforts rather than commission-based sales channels, thereby maintaining stable commission expenditures.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, provision for credit losses, renovation expenses, depreciation and amortization expenses and professional fees.

Our general and administrative expenses increased by $0.4 million, or 91.78%, to $0.8 million for the six months ended December 31, 2024 from $0.4 million for the six months ended December 31, 2023, which attributed to the increase in provision for credit losses of $0.4 million on accounts receivables.

Research and development expenses

Our research and development expenses consist primarily of (i) parts and materials in relation to testing materials; and (ii) design and development expenses, with new technology, materials and suppliers and other research and development related expenses for designing and testing.

Research and development expenses increased by $0.5 million, or 52.71%, to $1.5 million for the six months ended December 31, 2024 from $1.0 million for the six months ended December 31, 2023, attributed to the increase of design and development expenses to develop new products and refine existing products. The research and development expenses are mainly driven by the stage and scale of our equipment development.

Other income (expense)

Our other income (expense) consists primarily of (i) interest expense, net, and (ii) government subsidies. Our government subsidies received in cash were not contingent upon our further actions or performance.

Interest expenses increased by $0.04 million, or 99.43% to $0.09 million for the six months ended December 31, 2024 from $0.05 million for the six months ended December 31, 2023, as a result of the increase of bank borrowings. While government subsidies decreased by $0.01 million, or 39.30% to $0.02 million for the six months ended December 31, 2024 from $0.03 million for the six months ended December 31, 2023. The change is due to our one-time government subsidies of government investment promotion and entrepreneurial funding to the talents for the six months ended December 31, 2023. We are not expecting to receive government subsidies of such an amount continuously.

About STAK Inc.

STAK Inc. is a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. The Company designs and manufactures oilfield-specialized production and maintenance equipment, then collaborates with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, the Company sells oilfield-specialized equipment components, related products, and provides automation solutions. Its vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Its mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China. For more information, please visit the Company’s website at https://www.stakindustry.com/ir/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

STAK Inc.
Investor Relations Department
Email: ir@stakindustry.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

STAK INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	As of
	December 31, 2024	June 30, 2024
Assets
Current assets:
Cash and cash equivalents	$360,522	$658,154
Accounts receivable, net	8,668,130	3,485,523
Inventories	13,389,498	8,282,243
Advances to suppliers	88,381	1,427,849
Amounts due from a related party	77,700	133,482
Prepayments and other current assets, net	447,022	680,496
Deferred offering costs	748,757	627,604
Total current assets	23,780,010	15,295,351

Non-current assets:
Property and equipment, net	2,411,116	2,582,713
Intangible asset, net	59,473	62,241
Right-of-use assets, net	28,567	38,197
Deferred tax assets	627,498	506,523
Other assets	261,471	297,696
Total non-current assets	3,388,125	3,487,370

Total assets	$27,168,135	$18,782,721

Liabilities and shareholder’s equity

Liabilities
Current liabilities:
Accounts payable	$6,678,474	$746,134
Amounts due to a related party	52,697	42,487
Accrued expenses and other current liabilities	997,367	1,293,243
Short-term borrowings	4,986,780	4,334,544
Income tax payable	1,956,021	1,668,400
Total current liabilities	14,671,339	8,084,808

Non-Current liability:
Long-term borrowing	-	116,964
Total non-current liability	-	116,964

Total liabilities	$14,671,339	$8,201,772

Commitments and contingencies

Shareholder’s equity
Ordinary shares (par value of $0.001 per share; 50,000,000 shares authorized; 10,000,000 and 10,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively) *	10,000	10,000
Additional paid in capital	4,249,517	4,249,517
Statutory reserve	877,821	672,402
Retained earnings	7,831,517	6,037,573
Accumulated other comprehensive loss	(472,059)	(388,543)
Total shareholders’ equity	12,496,796	10,580,949

Total liabilities and shareholder’s equity	$27,168,135	$18,782,721

* The shares and per share information are presented on a retroactive basis to reflect the reorganization and the shares surrender (Note 1).

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-1

STAK INC.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. dollars, except for number of shares)

	For the Six Months Ended December 31,
	2024	2023

Revenues	$16,955,913	$13,626,151
Cost of revenues	(11,759,741)	(9,737,606)
Gross profit	5,196,172	3,888,545

Operating expenses:
Selling and marketing expenses	(599,471)	(608,507)
General and administrative expenses	(806,833)	(420,700)
Research and development expenses	(1,542,926)	(1,010,394)
Total operating expenses	(2,949,230)	(2,039,601)

Operating income	2,246,942	1,848,944

Other (expense) income:
Interest expense, net	(89,907)	(45,082)
Government subsidies	17,006	28,015
Total other expense, net	(72,901)	(17,067)

Income before income tax expense	2,174,041	1,831,877
Income tax expense	(174,678)	(216,960)
Net income	1,999,363	1,614,917

Net income per ordinary share:
Earnings per share, basic and diluted *	$0.20	$0.16

Weighted average number of shares outstanding, basic and diluted *	10,000,000	10,000,000

Net income	$1,999,363	$1,614,917
Foreign currency translation adjustments	(83,516)	204,744
Total comprehensive income	$1,915,847	$1,819,661

* The shares and per share information are presented on a retroactive basis to reflect the reorganization and the share surrender (Note 1).

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

STAK INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for number of shares)

	Ordinary shares		Subscription	Additional paid in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares *	Amount	receivable	capital	reserve	earnings	loss	equity
Balance as of June 30, 2023	10,000,000	$10,000	$(10,000)	$4,209,517	$425,924	$3,842,277	$(357,081)	$8,120,637
Net income	-	-	-	-	-	1,614,917	-	1,614,917
Appropriation to statutory reserve	-	-	-	-	161,720	(161,720)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	204,744	204,744
Balance as of December 31, 2023 (unaudited)	10,000,000	$10,000	$(10,000)	$4,209,517	$587,644	$5,295,474	$(152,337)	$9,940,298

Balance as of June 30, 2024	10,000,000	$10,000	$-	$4,249,517	$672,402	$6,037,573	$(388,543)	$10,580,949
Net income	-	-	-	-	-	1,999,363	-	1,999,363
Appropriation to statutory reserve	-	-	-	-	205,419	(205,419)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(83,516)	(83,516)
Balance as of December 31, 2024 (unaudited)	10,000,000	$10,000	$-	$4,249,517	$877,821	$7,831,517	$(472,059)	$12,496,796

* The shares and per share information are presented on a retroactive basis to reflect the reorganization and the share surrender (Note 1).

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

STAK INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Six Months Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,999,363	1,614,917
Adjustments to reconcile net income to net cash used in operating activities:
Provision for credit losses	524,509	97,944
Depreciation of property and equipment	166,058	163,622
Amortization of intangible asset	2,538	2,518
Amortization of operating lease right-of-use asset	9,624	30,157
Deferred income tax	(125,305)	(208,562)
Changes in operating assets and liabilities:
Accounts receivable	(5,791,039)	(7,863,471)
Advance to suppliers	1,355,963	184,254
Inventories	(5,231,547)	(1,844,324)
Amounts due from/due to related parties	66,712	946,203
Prepaid expenses and other current asset	73,201	(94,121)
Other assets	35,512	(377,901)
Accounts payable	6,037,020	5,611,525
Deferred revenue	-	(385,413)
Income tax payable	299,996	425,522
Accrued expenses and other current liabilities	(421,174)	309,778
Operating lease liabilities	-	(22,628)
Net cash used in operating activities	(998,569)	(1,409,980)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(3,082)	(17,403)
Loans to third parties	(209,010)
Collection of loans to third parties	350,022	297,455
Net cash provided by investing activities	137,930	280,052

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	2,424,513	2,294,497
Repayments of short-term bank loans	(1,741,748)	(1,188,715)
Repayments of long-term bank loans	(118,439)	-
Net cash provided by financing activities	564,326	1,105,782

Effect of exchange rate changes on cash and cash equivalents	(1,319)	12,840

Net decrease in cash and cash equivalents	(297,632)	(11,306)
Cash and cash equivalents, at beginning of the period	658,154	593,199
Cash and cash equivalents, at end of the period	$360,522	$581,893

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$90,523	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Addition of right-of-use assets	$-	$105,760

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

STAK Inc. (“STAK”) was incorporated as an exempted holding company under the laws of Cayman Islands on May 9, 2023. STAK does not conduct any substantive operations on its own, but instead conducts its business operations through its wholly-owned subsidiary in the People’s Republic of China (the “PRC”) and the subsidiary of such entity. STAK and its subsidiaries are hereinafter collectively referred to as “the Company”. The Company is engaged in the design, production and sales of oilfield specific vehicles and related vehicles components, and provides automatic solution for oilfield specific vehicles in PRC.

Reorganization

In preparation for its initial public offering, the Company completed a reorganization on September 19, 2023 (the “Reorganization”), which involved the following steps:

●	on May 9, 2023, STAK was established under the laws of Cayman Islands, and is controlled by Mr. Chuanbo Jiang;

●	on May 15, 2023, STAK Holdings Limited (“STAK HK”) was incorporated in Hong Kong as a wholly-owned subsidiary of STAK;

●	on August 4, 2023, STAK (Changzhou) Intelligent Technology Co., Ltd. (“STAK Changzhou” or “WFOE”) was established as a wholly-owned subsidiary of STAK HK in the PRC; and

●	on September 19, 2023, WFOE acquired 100% equity interest of YLAN Technology (Changzhou) Co., Ltd. (“YLAN”).

On September 19, 2023, WFOE and the shareholders of YLAN entered into a share purchase agreement to purchase 100% equity shares of YLAN. Immediately before and after the Reorganization, Mr. Chuanbo Jiang controls over 50% of equity interest of these entities, and the Reorganization has been treated as a corporate restructuring of entities under common control. Thus, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, and the entities are presented on a consolidated basis for all periods to which such entities were under common control. The results of these subsidiaries are included in the financial statements for both six months ended December 31, 2024 and 2023. The discussion and presentation of financial statements herein assumes the completion of the Reorganization, which is accounted for retroactively as if it occurred on July 1, 2021 in accordance with ASC805-50-45-5, and the equity has been restated to reflect the change, as well.

On May 20, 2024, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares of 50,000 to 50,000,000 and decreased the par value of ordinary shares from $1 to $0.001. Then the shareholders surrendered a pro-rata number of ordinary shares of 40,000,000 to the Company for no consideration and thereafter cancelled. Following the surrender, the issued and outstanding ordinary shares were 10,000,000 of par value of $0.001 per share. All share and per share data in the consolidated financial statements have been retroactively adjusted to reflect the surrender as if it has occurred at the beginning of the earliest period presented.

F-5

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Certain information and footnote disclosures normally included in the annual financial statements prepared in conformity with U.S. GAAP have been or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended June 30, 2024 and 2023.

In the opinion of the management, the accompanying unaudited consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended June 30, 2024. The results of operations for the six months ended December 31, 2024 are not necessarily indicative of the results for the full year.

(b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, estimates and judgments applied in determination of provision for doubtful accounts, lower of cost and net realizable value of inventories, impairment losses for long-lived assets, valuation allowance for deferred tax assets and uncertain tax position. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

(c)	Fair value measurement

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. These tiers include:

Level 1—defined as observable inputs such as quoted prices in active markets;

Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3—defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash and cash equivalents, accounts receivable, prepayments and other current assets, amount due from and due to related parties, accounts payable and accrued expenses and other current liabilities.

(d)	Foreign currency translation and transactions

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiary located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB and HK$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income or loss in the consolidated statements of income and comprehensive income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The unaudited consolidated balance sheets amounts, with the exception of equity, on December 31, 2024 and June 30, 2024 were translated at RMB7.2993 to $1.00 and RMB7.2672 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of income and comprehensive income and cash flows for the six months ended December 31, 2024 and 2023 were RMB7.1767 to $1.00 and RMB7.2347 to $1.00, respectively.

F-6

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f)	Accounts receivable, net

Accounts receivable are stated at the original amount less an provision for credit losses. Accounts receivable, net are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional.

On July 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

(g)	Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the basis of weighted average and comprises direct materials, direct labor cost and an appropriate proportion of overhead.

Net realizable value is based on estimated selling prices less selling expenses and any further costs of completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances. Write-downs are recorded in the consolidated statements of income and comprehensive income.

(h)	Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and any impairment. Depreciation is calculated over the asset’s estimated useful life, using the straight-line method. Leasehold improvements are amortized over the life of the asset or the term of the lease, whichever is shorter. Estimated useful lives are as follows:

Categories	Estimates of useful lives	Estimates of residual values
Office equipment	3 years	5%
Machinery and equipment	10 years	5%
Transportation equipment	10 years	5%

The Company reassesses the reasonableness of the estimates of useful lives and residual values of long-lived assets when events or changes in circumstances indicate that the useful lives and residual values of a major asset or a major category of assets may not be reasonable. Factors that the Company considers in deciding when to perform an analysis of useful lives and residual values of long-lived assets include, but are not limited to, significant variance of a business or product line in relation to expectations, significant deviation from industry or economic trends, and significant changes or planned changes in the use of the assets. The analysis will be performed at the asset or asset category with the reference to the assets’ conditions, current technologies, market, and future plan of usage and the useful lives of major competitors.

The cost of maintenance and repair is charged to expenses as incurred, whereas significant renewals and betterments are capitalized.

The Company constructs certain of its property including recodifications and improvement of its office buildings. Depreciation is recorded at the time assets are ready for the intended use.

F-7

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Patent	20 years

(j)	Deferred offering costs

Deferred offering costs consist of legal, accounting and other expenses incurred through the reporting date that are directly related to an anticipated offering and that will be charged as a reduction against additional paid-in capital upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

(k)	Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets or asset group with determinable useful lives whenever events or changes in circumstances indicate that an asset or a group of assets’ carrying amount may not be recoverable. The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. The carrying amount of the long-lived asset or asset group is not recoverable when the sum of the undiscounted expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets or asset group, when the market prices are not readily available. The adjusted carrying amount of the assets becomes new cost basis and is depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The impairment test is performed at the asset group level. The Company did not record any impairment charge for the six months ended December 31, 2024 and 2023.

(l)	Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers with a date of the initial application of July 1, 2021 using the modified retrospective method.

The Company generates revenues primarily from sales of specialized oilfield vehicles, sales of specialized oilfield equipment, automation solutions service and others. In accordance with Revenue from Contracts with Customers (“ASC 606”), revenues from contracts with customers are recognized when or as the control of the services or goods is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services net of business tax and value added tax. Revenue recognition policies for each type of revenue stream are as follows:

F-8

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Revenue recognition - continued

Sales of specialized oilfield vehicles and specialized oilfield equipment

The Company sells products of specialized oilfield equipment and specialized oilfield vehicles. Among which the equipment and components of specialized oilfield vehicles are designed and manufactured by the Company; the vehicles are outsourced to qualified specialized vehicle manufacturing companies for integration and production of the Company’s produced core equipment and components. The Company generates revenues from sales of specialized oilfield vehicles and specialized oilfield equipment through contracts with customers. The Company identifies only one performance obligation to provide customers with the specific vehicle or equipment at a fixed price stated in the contracts.

The Company provides standard manufacturer’s warranty promise to general repairs on delivered specialized oilfield vehicles or specialized oilfield equipment if it does not perform as expected. The Company considers the warranty it provided not as an incremental service to customers, but rather an assurance of the product’s quality. Therefore, it is an assurance-type warrant, not a separate performance obligation, and should be accounted for in accordance with ASC 460, Guarantees. Because the Company has not experienced any claim for products, the Company does not recognize assurance-type warranty liability bases on the best estimation. The Company regularly reevaluates the estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

The revenue is recognized at a point in time upon the controls of the promised products are transferred to the customers. This occurs when the customers either pick up the products themselves or when the products are delivered to the customers’ designated place and accepted by them. Payment terms for product sales are generally 6 months after the control of products is transferred to the customers. The Company is deemed as the principal, recognizing revenue on a gross basis as the Company is primarily responsible for fulfilling the contract, bears the inventory risk as the processed specialized oilfield vehicles and equipment are stored in the Company’s warehouse before sales and it has the controls and ownership over the products, and has the discretion in establishing the sales price.

Service income from automation solutions

The Company provides corporate customers with automation solutions services, with multiple promises in the service contract, including software development, training, debugging, and other services for oilfield-specialized production and maintenance equipment. The software development, training, debugging, and other services are provided to customers prior to their acceptance of the developed software or function, and are not distinct because they are highly interdependent and interrelated with one another, integrated together as inputs to provide an combined output, that is to provide a well-developed software or function to corporate customers.

Therefore, the Company identifies only one performance obligation to provide corporate customers with the automation solutions services at a fixed price stated in the contracts. Corporate customers would not receive and consume the benefits before the delivery of the developed software or function. Both the corporate customers and the Company have the unilateral right to terminate the contract at any time with compensation, which would be further agreed by each party upon termination if any. In addition, the Company would control the source code and script of the software or function and would not have the enforceable right to the payment until the delivery of the developed software or function, therefore, the revenue is recognized at a point in time upon the corporate customers’ acceptance of the developed software or function. Payment terms are generally set at 6 months after the completion of the service. The Company is deemed as the principal, recognizing revenue on a gross basis as the Company is primarily responsible for fulfilling the contract, bears the inventory risk, and has the discretion in establishing the sales price.

Others

Other revenue primarily derives from sales of parts and materials, such as integrated circuits, box iron and backlight panels, etc. Payment terms for sales of parts and materials are generally 4 months after the control of products is transferred to the customers. The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. Generally, the Company is deemed as the principal when it is primarily responsible for fulfilling the contract, bears the inventory risk, and has the discretion in establishing the sales price, and revenue is recognized on a gross basis. The Company is acting as the agent if it is not primarily responsible for fulfilling the contract, does not bear the inventory risk, and does not have the discretion in establishing the sales price, and revenue is recognized on a net basis. The Company recognizes revenue from sales of parts and materials at a point in time upon the customer’s acceptance of the parts and materials.

For all the revenue streams, the contract payment is not subject to any refund, sales incentives, cancellation or termination provision. Nor has the Company made such payments.

The following table disaggregates the Company’s revenues by product line for the six months ended December 31, 2024 and 2023:

	For the Six Months Ended December 31,
	2024	2023
Sales of specialized oilfield equipment	$9,524,147	$5,488,146
Sales of specialized oilfield vehicles	5,619,775	3,550,672
Service income from automation solutions	1,771,324	1,744,957
Others	40,667	2,842,376
Net revenues	$16,955,913	$13,626,151

Contract Balances

Timing of revenue recognition was once the Company has determined that the customer has obtained control over the product. Accounts receivable represent revenues recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has an unconditional right to the payment.

Deferred revenue primarily represents the Company’s obligation to transfer additional goods or services to a customer for which the Company has received consideration. The consideration received remains a contractual liability until goods or services have been provided to the customer. The amount of revenue recognized during the six months ended December 31, 2024 and 2023 that was previously included in the deferred revenue as of June 30, 2024 and 2023 was $nil and $384,532, respectively.

F-9

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Cost of revenues

Cost of revenues mainly consists of manufacturing and purchase cost of raw materials, depreciation and other overhead expenses.

(n)	Selling and marketing expenses

Selling and marketing expenses mainly consist of commission. Selling and marketing expenses are expensed as incurred.

(o)	General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and welfare expenses, (ii) allowance for credit losses and (iii) professional fees.

(p)	Research and development expenses

The Company’s research and development (“R&D”) expenses primarily consist of (i) materials in relation to testing materials; and (ii) design and development expenses, which primarily include fees payable to third-party suppliers for designing and testing. The research and development expenses are mainly driven by the stage and scale of our equipment development. The Company follows the guidance in FASB ASC 730-10.

(q)	Employee benefits

The Company’s subsidiaries incorporated in the PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing, and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. Employee social benefits included in the accompanying consolidated statements of income and comprehensive income amounted to $63,658 and $52,630 for the six months ended December 31, 2024 and 2023, respectively.

(r)	Government subsidies

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The Company’s government subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Company, receipt of such subsidy income is not contingent upon any further actions or performance of the Company and the amounts do not have to be refunded under any circumstances.

Government subsidies are recognized as other income upon receipt as further performance by the Company is not required.

F-10

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended December 31, 2024 and 2023. As of December 31, 2024 and June 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

(t)	Value added tax (“VAT”)

The Company is subject to VAT and related surcharges on revenues generated from sales of products and revenues earned for services. The Company records revenues net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. The applicable PRC VAT rates are 13% for selling products and 6% for service income for the six months ended December 31, 2024 and 2023.

(u)	Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements.

F-11

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Segment

In accordance with ASC 280-10, Segment Reporting, the Company’s chief operating decision maker (“CODM”), identified as the Company’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues and expenses are derived from within the PRC, no geographical segments are presented.

(w)	Operating lease

The Company adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”) as of July 1, 2021, using the non-comparative transition option pursuant to ASU 2018-11. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things (i) allowed the Company to carry forward the historical lease classification; (ii) did not require the Company to reassess whether any expired or existing contracts are or contain leases and (iii) did not require the Company to reassess initial direct costs for any existing leases. Therefore, the Company did not consider its existing land use right that was not previously accounted for as leases under Topic 840. For all operating leases except for short-term leases, the Company recognized operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less were short-term leases and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheets.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives. Some of the Company’s lease agreements contained renewal options; however, the Company did not recognize right-of-use assets or lease liabilities for renewal periods unless it was determined that the Company was reasonably certain of renewing the lease at inception or when a triggering event occurred. The Company’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.

(x)	Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

F-12

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

(y)	Recently issued accounting standards pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2023-07 and expects to adopt this ASU for the year ending June 30, 2025.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2023-09.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

F-13

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 3 - ACCOUNTS RECEIVABLE, NET

Accounts receivable, net was summarized as follows:

	As of
	December 31, 2024	June 30, 2024
Accounts receivable	$9,256,774	$3,578,741
Less: provision for credit losses	(588,644)	(93,218)
Accounts receivable, net	$8,668,130	$3,485,523

The changes in the provision for credit losses were as follows:

	For the Six Months Ended December 31,
	2024	2023
Balance at the beginning of the period	$93,218	$97,526
Additions	504,305	34,342
Foreign exchange effect	(8,879)	2,732
Balance at the end of the period	$588,644	$134,600

For the six months ended December 31, 2024 and 2023, the Company recognized provision for credit losses of $504,305 and $80,332, respectively. Reversal of credit losses was nil and $45,990 for the six months ended December 31, 2024 and 2023, respectively. As of issuance date of these unaudited consolidated financial statements, the Company has collected $4,388,971 of outstanding balance as of December 31, 2024.

F-14

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 4 - INVENTORIES

Inventories were summarized as follows:

	As of
	December 31, 2024	June 30, 2024
Parts and materials	$13,022,206	$7,915,528
Finished goods	367,292	366,715
Inventories	$13,389,498	$8,282,243

For the six months ended December 31, 2024 and 2023, the Company did not recognize any impairment loss for slow-moving inventory with cost lower than net realizable value.

NOTE 5 - PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	As of
	December 31, 2024	June 30, 2024
Loans to third parties (i)	$457,304	$598,580
Deductible input VAT	22,552	72,641
Prepaid expenses	-	21,694
Others	1,416	2,029
Less: allowances for credit losses	(34,250)	(14,448)
Prepayment and other current assets, net	$447,022	$680,496

(i)	Loans to third parties are interest-free with a one-year term and used for their capital turnover. The Company collected $251,805 subsequently.

For the six months ended December 31, 2024 and 2023, the Company recognized provision for credit losses of $20,204 and $17,612, respectively.

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	December 31, 2024	June 30, 2024
Machinery and equipment	$3,355,664	$3,370,486
Office equipment	21,876	18,929
Transportation equipment	13,837	13,898
Total	3,391,377	3,403,313
Less: accumulated depreciation	(980,261)	(820,600)
Property and equipment, net	$2,411,116	$2,582,713

Depreciation expenses for the six months ended December 31, 2024 and 2023 were $166,058 and $163,622, respectively. The Company did not recognize any impairment loss for the six months ended December 31, 2024 and 2023.

NOTE 7 - OTHER ASSETS

As of December 31, 2024, other assets consisted of prepayment for software usage rights and joint research and development fees, using straight-line method with amortization period of 1.7 years, 2.5 years and 3 years, respectively.

F-15

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 8 - SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	Annual	Maturity	Guarantee	December 31,	June 30,
	Interest Rate	date	Information	2024	2024
Bank of Nanjing (i)	3.80%	From March 26, 2025 to September 12, 2025	Jiangsu Wujin Credit Financing Guarantee Co., Ltd.& Jiangsu Jiangnan Technology Financing Guarantee Co., Ltd.& Mr. Chuanbo Jiang	$1,972,792	$1,926,464
Bank of Communications (ii)	3.65%	March 11, 2025	Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd.& Mr. Chuanbo Jiang	821,997	825,627
Industrial and Commercial Bank of China	3.10%	December 10, 2025	Changzhou Zhongshan Intelligent Equipment Co., Ltd.& Mr. Chuanbo Jiang	684,997	-
China Construction Bank	3.95%	July 29, 2025	Intellectual property	684,997	550,418
Bank of Jiangsu	3.75%	July 3, 2025	Mr. Chuanbo Jiang	410,998	412,814
Bank of Suzhou	3.70%	April 15, 2025	Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd.	410,998	412,814
Jiangnan Rural Commercial Bank	3.95%	November 10, 2024	Changzhou Zhongshan Intelligent Equipment Co., Ltd.& Mr. Chuanbo Jiang	-	206,407
Total				$4,986,780	$4,334,544

(i)	The principal of the borrowing is RMB10,000,000 (approximately $1,369,994). Subsequent in March 2025, the Company repaid the borrowing in full and borrowed a one-year loan of RMB9,980,000.

(ii)	The principal of the borrowing is RMB6,000,000 (approximately $821,997). Subsequent in March 2025, the Company repaid and reborrowed the borrowing in full.

Interest expenses for the six months ended December 31, 2024 and 2023 were $90,523 and $45,283, respectively.

NOTE 9 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	December 31, 2024	June 30, 2024
VAT payable	$459,019	$671,867
Payroll payable	276,201	308,707
Accrued expenses	223,471	273,697
Others	38,676	38,972
Total	$997,367	$1,293,243

NOTE 10 – LONG-TERM BORROWING

Long-term borrowing consisted of the following:

	Annual Interest Rate	Maturity date	Guarantee Information	December 31, 2024	June 30, 2024
WeBank Co., Ltd.	10.30%	From January 25, 2026 to February 25, 2026	/	$-	$116,964
Total				$-	$116,964

The principal of the borrowing is RMB850,000 (approximately $116,964). Subsequent in September 2024, the Company repaid the borrowings in full before the maturity date.

F-16

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 11 - TAXATION

Cayman Islands

STAK is incorporated in the Cayman Islands. Under the current laws of Cayman Islands, STAK is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first HK$ 2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$ 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiary did not have assessable profits that were derived in Hong Kong for the six months ended December 31, 2024 and 2023. Therefore, no Hong Kong profit tax has been provided for the six months ended December 31, 2024 and 2023.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax provision consisted of the following:

	For the Six Months Ended December 31,
	2024	2023
Current income tax expenses	$299,983	$425,522
Deferred income tax benefits	(125,305)	(208,562)
Total	$174,678	$216,960

As the main business operations were concentrated in China, PRC statutory income tax rate was applied. The reconciliations of the PRC statutory income tax rate and the Company’s effective income tax rate were as follows:

	For the Six Months Ended December 31,
	2024	2023
PRC statutory income tax rate	25.0%	25.0%
Effect of different tax rates available to different jurisdictions	0.5%	-
Effect of non-deductible expenses	0.3%	0.6%
Effect of research and development deduction	(17.8)%	(13.8)%
Effective income tax rate	8.0%	11.8%

As of December 31, 2024 and June 30, 2024, the significant components of the deferred tax assets and deferred tax liabilities were summarized below:

	As of
	December 31, 2024	June 30, 2024
Deferred tax assets
Tax losses carried forward	$438,472	$454,243
Allowance for credit losses	155,724	26,917
Accrued expenses	40,444	34,912
Total deferred tax assets	$634,640	$516,072

Defer tax liabilities
Right-of-use assets	$(7,142)	$(9,549)
Total deferred tax liabilities	$(7,142)	$(9,549)

Deferred tax assets, net	$627,498	$506,523

F-17

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 11 - TAXATION (CONTINUED)

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of December 31, 2024 and June 30, 2024, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in the PRC, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of December 31, 2024 and June 30, 2024, there was no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and June 30, 2024, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

F-18

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 12 - LEASES

The Company leases offices and facility space under non-cancellable operating leases. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheets.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

A summary of lease cost recognized in the Company’s consolidated statements of income and comprehensive income was as follows:

	For the Six Months Ended December 31,
	2024	2023
Operating leases cost excluding short-term rental expense	$9,624	$32,216

A summary of supplemental information related to operating leases was as follows:

As of December 31, 2024
Weighted average remaining lease term (years)	1.50
Weighted average discount rate	3.85%

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

F-19

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 13 - EQUITY

Ordinary shares

STAK was established under the laws of Cayman Islands on May 9, 2023. The authorized number of Ordinary Shares was originally 50,000 with par value of $1 per share. The Company issued 50,000 shares to the shareholders at par value $1 per share in May 2023.

On May 20, 2024, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares of 50,000 to 50,000,000 and decreased the par value of ordinary shares from $1 to $0.001. Then the shareholders surrendered a pro-rata number of ordinary shares of 40,000,000 to the Company for no consideration and thereafter cancelled. Following the surrender, the issued and outstanding ordinary shares were 10,000,000 of par value of $0.001 per share. All share and per share data in the consolidated financial statements have been retroactively adjusted to reflect the surrender as if it has occurred at the beginning of the earliest period presented.

Statutory reserve and restricted net assets

A significant portion of the Company’s operations are conducted through its PRC subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserve. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the shareholders. Paid-in capital of the subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and June 30, 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the consolidated net assets were $5,087,338 and $4,881,919 as of December 31, 2024 and June 30, 2024, respectively.

NOTE 14 - CONCENTRATIONS

(a)	Concentration of customers

The following table set forth information as to each customer that accounted for 10% or more of net revenue for the six months ended December 31, 2024 and 2023.

	For the Six Months Ended December 31,
Percentage of the Company’s revenues	2024	2023
Customer A	49%	35%
Customer B	12%	32%
Customer C	*	14%
Total	61%	81%

The following table set forth information as to each customer that accounted for 10% or more of total gross accounts receivable as of December 31, 2024 and June 30, 2024.

	As of
Percentage of the Company’s accounts receivable	December 31, 2024	June 30, 2024
Customer C	28%	85%
Customer D	14%	*
Customer A	12%	*
Total	54%	85%

*	Indicates below 10%.

F-20

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 14 - CONCENTRATIONS (CONTINUED)

(b)	Concentration of suppliers

For the six months ended December 31, 2024 and 2023, the Company’s material suppliers, each of whom accounted for more than 10% of the Company’s total purchases, were as follows:

	For the Six Months Ended December 31,
Percentage of the Company’s purchase	2024	2023
Supplier A	28%	*
Supplier B	25%	*
Supplier C	16%	*
Supplier D	*	49%
Supplier E	*	11%
Total	69%	60%

The following table set forth information as to each supplier that accounted for 10% or more of total accounts payable as of December 31, 2024 and June 30, 2024.

	As of
Percentage of the Company’s accounts payable	December 31, 2024	June 30, 2024
Supplier B	39%	*
Supplier C	18%	*
Supplier G	12%	*
Supplier H	10%	*
Supplier I	*	46%
Supplier J	*	17%
Supplier K	*	14%
Supplier L	*	10%
Total	79%	87%

*	Indicates below 10%.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2024, the Company had no material purchase commitments, significant capital commitments, long-term obligations or guarantees.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of the issuance date of these consolidated financial statements.

F-21

STAK INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, except for number of shares)

NOTE 16 - RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties:	Relationship with the Company
Mr. Chuanbo Jiang	CEO, director and a shareholder of the Company
Ms. Huyun Gao	A shareholder of the Company

Amounts due from a related party

The following table presents amounts due from a related party as of December 31, 2024 and June 30, 2024.

	As of
	December 31, 2024	June 30, 2024
Mr. Chuanbo Jiang (i)	$77,700	$133,482
Total	$77,700	$133,482

(i)	The balance mainly represents the advances which is interest-free and due on demand made to a related party for the Company’s daily operational purposes.

Amounts due to a related party

The following table presents amounts due to a related party as of December 31, 2024 and June 30, 2024.

	As of
	December 31, 2024	June 30, 2024
Mr. Huyun Gao (i)	$52,697	$42,487
Total	$52,697	$42,487

(i)	The balance represented advance from related parties for the Company’s daily operations with no fixed term of repayment and interest.

NOTE 17 - SUBSEQUENT EVENT

Completion of initial public offering (the “IPO”) on Nasdaq Capital Market

On February 27, 2025, the Company closed its IPO on the Nasdaq Capital Market where 1,250,000 ordinary shares were newly issued at a price of $4.0 per share.

On March 3, 2025, Kingswood Capital Partners LLC, as representative of the underwriters (the “Representative”), relating to the IPO of the Company, exercised its option (the “Over-allotment Option”) to purchase 160,349 additional ordinary shares of the Company, par value $0.001 per share, at a price of $4.00 per share (the “Over-allotment Shares”). The closing of the sale of the Over-allotment Shares took place on March 4, 2025.

Adoption of 2025 Share Incentive Plan

In March 2025, the Board of Directors approved the adoption of the 2025 Share Incentive Plan, which is intended to provide equity-based incentives to eligible directors, employees, and consultants. As of the date of the issuance of the unaudited consolidated financial statements, no awards have been granted under the plan.

Short-term bank borrowings

Since beginning of January 2025, the Company obtained several bank borrowings with a total amount of $2.2 million, at annual interest rates varying from 2.90 % to 3.20% which would be due within one year.

The Company has performed an evaluation of subsequent events through April 23, 2025, which was the date of the issuance of these interim unaudited consolidated financial statements, except for the events mentioned above, and determined that no events would have material impacts on these financial statements.

F-22